BCAP LLC
745 SEVENTH AVENUE
NEW YORK, NEW YORK  10019

September 10, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	BCAP LLC
Registration on Form S-3 (File No. 333-189510)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of BCAP LLC (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 10:30 a.m., Washington, D.C. time on September 12, 2014 or as soon thereafter as practicable.

The undersigned is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The undersigned acknowledges that should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows.]

Very truly yours,

BCAP LLC

By:	/s/ Scott Wede
	Name:	Scott A. Wede
	Title:	Managing Director